Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Emerson Electric Co.:

We consent to the use in this Registration Statement on Form S-8 of Emerson Electric Co. of our report dated November 23, 2010, with respect to the consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended September 30, 2010, and the effectiveness of internal control over financial reporting as of September 30, 2010, incorporated herein by reference.

Our report refers to a change in the method of accounting for defined benefit pension and postretirement plans in 2009, and also refers to changes in methods of accounting for business combinations, noncontrolling interests, and earnings per share in 2010.

/s/ KPMG LLP

St. Louis, Missouri
May 4, 2011